

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2011

<u>Via U.S. Mail</u>
Mr. Peter Hodyno
President
Secure Digital, Inc.
2 Glenwood Lane
Huntington, New York 11743

> **Re: Secure Digital, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 14, 2011**
> **File No. 333-177744**

Dear Mr. Hodyno:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement Cover Page</u>

1.   Please revise to indicate whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company by checking the appropriate box.

<u>Table of Contents</u>

2.   Please revise your table of contents to present references to major sections only. The detailed list of each risk factor heading should not be provided in the table of contents, for example. Also, each major heading that is listed in the table of contents should be cross-referenced to the correct page.

Prospectus Summary

About Our Business, page 5

3.   Revise the first paragraph to state that you do not have a developed product and that there is no assurance that any future development activities will result in the development of a commercially marketable product. Revise language that refers to your "solutions" to express your plans to develop a product. Eliminate performance claims regarding proposed products, such as your reference to the provision of "digital certificate services, in a low-cost, easy to use manner." Express your plans for future activities as objectives rather than goals that you have accomplished.

Risk Factors, page 7

"We are a new business with a limited operating history and no revenues as of August 31, 2011…", page 7

4.   Revise this paragraph to emphasize that you have not yet developed a prototype of your product and that you may not be able to develop or market a commercial product. The portions of this paragraph that concern the need for additional capital and the uncertainties regarding the amounts needed or its availability should be addressed in a separately captioned paragraph.

"Inability of our Officer and Director to devote sufficient time to the operation of our business…", page 7

5.   Please revise to disclose the minimum number of hours per week that your sole officer and director will devote to the operation of your business so as to provide a more complete understanding of this risk.

"We will require additional capital and financing to continue our business . . .", page 9

6.   In order to provide investors with a better understanding of the scope of this risk, you should provide the dollar amount of additional capital you expect you will need to fund your planned operations for a period of at least 12 months from the effective date. Provide corresponding quantitative disclosure in the Liquidity and Capital Resources section of Management's Discussion and Analysis.

General

7.   It appears that you do not intend to register a class of securities under Section 12 of the Exchange Act. Please tell us what consideration you have given to adding a risk factor that alerts investors that you will be subject to Section 15(d) of the Securities Exchange Act and, accordingly, will not be subject to the proxy rules, Section 16 short-swing profit provisions, beneficial ownership reporting, and the bulk of the tender offer rules.

8.   We note that you have not assessed the effectiveness of your disclosure controls and procedures or your internal controls over financial reporting. Tell us what consideration you have given to providing a paragraph that addresses the potential risks that are posed by those facts. We also note that you will not be required to provide management's report on the effectiveness of your internal controls over financial reporting until your second annual report, and that you will be exempt from the auditor attestation requirements concerning any such report so long as you are a smaller reporting company. Please advise what consideration you have given to these matters in preparing your risk factors.

9.   As a related matter, we note that as of the date of this filing, you report that there were approximately 50 record owners of your outstanding common stock. Given that it appears reasonably likely that after your offering is commenced you will have less than 300 record shareholders, please tell us whether you considered including risk factor disclosure discussing the possibility that your periodic disclosure requirements may be suspended.

Determination of Offering Price, page 11

10.   You state that an assessment of your capital requirements was one of the factors in determining the offering price. Please briefly explain how this specific factor affected your determination of the offering price. Given that you will not receive any of the proceeds from this offering, it is unclear what role your capital requirements played in your determination of the price of this offering. Please advise.

Selling Shareholders, page 11

11.   Please revise your document to disclose the natural person(s) with voting and investment control over the shares to be sold by Commguard.

Plan of Distribution, page 15

12.   Please revise so that the price for your shares and the nature of the offering are described consistently throughout your document. In this regard, we note your statement that selling shareholders may sell your shares in the over-the counter market, or on any securities exchange on which your common stock is or becomes listed or traded, in negotiated transactions or otherwise, at market prices. Elsewhere in your document, however, you state that the selling shareholders must sell their shares at a fixed price of $0.06 until the shares are quoted on the OTCBB.

Description of Business

Business Development, page 22

13.   Include in this section a materially complete description of the status of the development of your product. In this regard, we note the disclosure on page 5 of your summary. The comment above regarding the summary should be considered in revising the description of your business development. Under the Products and Services subheading, you state that: "The Company offers two levels of digital certificates, a non validated digital certificate and a validated digital certificate;" however, it appears from other portions of your document as well as your website, that you have no developed products and are not marketing a developed product. Please revise the disclosure throughout as appropriate.

Secure Digital Obsolescence Plan, page 30

14.   You state: "As of the date of this registration statement, we will be able to distribute Secure Digital, digital security products." Please reconcile that statement with disclosure elsewhere in the filing indicating that you have not yet developed a prototype of your product to the beta phase and that further programming is necessary before you will be able to develop a beta version, which must thereafter be tested before it can be commercially launched.

Financial Statements

Report of Independent Registered Accounting Firm, page F-2

15.   We note that the audit opinion does not refer to the cumulative data contained in your annual financial statements (i.e., the period from January 28, 2004 (Inception) to November 30, 2010). Please note that an audit of cumulative data is required on an annual basis for registrants in the development stage. Please have the required audit completed and include an updated audit opinion in your next amendment. Please note that if a portion of the cumulative data was audited by a predecessor auditor and your current auditor refers to the predecessor auditor, the predecessor auditor's reports and consents are required to be included in the filing.

Statement of Stockholders' Equity, page F-5

16.   We note that the total stockholders' deficit balance as of November 30, 2010 per this financial statement appears to contain a typographical error. Please revise.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick M. Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
Jill Arlene Robins, Esq.